KPMG LLP
345 Park Avenue
New York, NY 10154-0102





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The Board of Trustees
of
BNY Mellon Investment
Funds III:

We have examined the
management of BNY
Mellon Investment
Funds IIIs assertion
included in the
accompanying
Management Statement
Regarding Compliance
With Certain Provisions
of the Investment
Company Act of 1940
that BNY Mellon Equity
Income Fund (the May
31st Fund), BNY Mellon
Global Equity
Income Fund and BNY
Mellon International
Bond Fund (collectively,
the October 31st
Funds), and BNY
Mellon High Yield Fund
(the December 31st
Fund) (collectively with
the May 31st Fund and
October 31st Funds, the
Funds), each a series
of BNY Mellon
Investment Funds III,
complied with the
requirements of
subsections (b) and (c)
of Rule 17f-2 under the
Investment Company
Act of 1940 (the Act)
(the specified
requirements) as of
June 30, 2024. BNY
Mellon Investment
Funds IIIs
management is
responsible for its
assertion. Our
responsibility is to
express an opinion on
managements
assertion about the
Funds compliance with
the specified
requirements based on
our examination.
Our examination was
conducted in
accordance with
attestation standards
established by the
AICPA. Those
standards require that
we plan and perform
the examination to
obtain reasonable
assurance about
whether
managements
assertion about
compliance with the
specified
requirements is fairly
stated, in all material
respects. An
examination involves
performing
procedures to obtain
evidence about
whether
managements
assertion is fairly
stated, in all material
respects. The nature,
timing, and extent of
the procedures
selected depend on
our judgment,
including an
assessment of the
risks of material
misstatement of
managements
assertion, whether
due to fraud or error.
We believe that the
evidence we obtained
is sufficient and
appropriate to provide
a reasonable basis
for our opinion.
We are required
to be
independent and
to meet our other
ethical
responsibilities
in accordance
with relevant
ethical
requirements
relating to the
engagement.
Included among
our procedures
were the following
tests performed as
of June 30, 2024,
and with respect to
agreement of
security purchases
and sales or
maturities, for the
period from March
31, 2024 (the date
of the Funds last
examination),
through June 30,
2024:

1.	Count and
inspection of all
securities (if any)
located in the vault
of The Bank of
New York Mellon
Corporation in 570
Washington Blvd,
Jersey City, NJ
07310;

2.	Confirmation with
the Custodian of
all securities held,
hypothecated,
pledged or placed
in escrow or out
for transfer with
brokers,
pledgees, or
transfer agents, if
any;

3.	Obtained the
Custodian
reconciliation of
security positions
held by
institutions in
book entry form
(e.g., the Federal
Reserve Bank,
The Depository
Trust Company
and various sub-
custodians) to
Custodian
records and
verified that
reconciling items
were cleared in a
timely manner;

4.	Reconciliation of
the Funds
securities per the
books and records
of the Funds to
those of the
Custodian;

5.	Agre
eme
nt of
pen
ding
purc
hase
and
sale
activ
ity
for
the
Fun
ds
as of
June
30,
202
4, if
any,
to
docu
men
tatio
n of
corr
espo
ndin
g
subs
equ
ent
bank
state
men
ts;


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KPMG International Limited, a private English
company limited by guarantee.





6.	Agreemen
t of five
security
purchases
and five
security
sales or
maturities,
since the
date of the
last
examinati
on, from
the books
and
records of
each Fund
to
correspon
ding bank
statement
s;

7.	Confirmation of
all repurchase
agreements
with
broker(s)/bank(
s) and/or
agreement of
corresponding
subsequent
cash receipts
to bank
statements and
agreement of
underlying
collateral with
the Custodian
records, if any;

8.	Review of the
BNY Mellon Asset
Servicing Custody
and Securities
Lending Services
Service
Organization
Control Report
(SOC 1 Report)
for the period July
1, 2023  June 30,
2024 and noted no
relevant findings
were reported in
the areas of Asset
Custody and
Trade Settlement.
Our examination does
not provide a legal
determination on the
Funds compliance with
specified requirements.
In our opinion,
management's
assertion that the
Funds complied with
the requirements of
subsections (b) and
(c) of Rule 17f-2 of the
Investment Company
Act of 1940 as of June
30, 2024, with respect
to securities
reflected in the
investment accounts of
the Funds are fairly
stated, in all material
respects.

This report is
intended solely for
the information
and use of
management and
the Board of
Trustees of BNY
Mellon Investment
Funds III and the
Securities and
Exchange
Commission and is
not intended to be
and should not be
used by anyone
other than these
specified parties.


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May 12, 2025


Management
Statement Regarding
Compliance With
Certain Provisions of
the Investment
Company Act of 1940

We, as members of
management of BNY
Mellon Equity Income
Fund (the May 31st
Fund), BNY Mellon
Global Equity Income
Fund and BNY Mellon
International Bond Fund
(collectively, the
October 31st Funds),
and BNY Mellon High
Yield Fund (the
December 31st Fund),
(collectively with the
May 31st Fund, and
October 31st Funds, the
Funds), each a series
of BNY Mellon
Investment Funds III,
are responsible for
complying with the
requirements of
subsections (b) and (c)
of Rule 17f-2, Custody
of Investments by
Registered
Management
Investment Companies
of the Investment
Company Act of 1940.
We are also responsible
for establishing and
maintaining effective
internal controls over
compliance with those
requirements. We have
performed an evaluation
of the Funds
compliance with the
requirements of
subsections (b) and (c)
of Rule 17f-2 as of June
30, 2024, and from
March 31, 2024 (the
date of the Funds last
examination) through
June 30, 2024.

Based on this
evaluation, we assert
that the Funds were in
compliance with the
requirements of
subsections (b) and (c)
of Rule 17f-2 of the
Investment Company
Act of 1940 as of June
30, 2024, and from
March 31, 2024 (the
date of the Funds last
examination) through
June 30, 2024, with
respect to securities
reflected in the
investment accounts of
the Funds.


BNY Mellon Investment
Funds III



Jim Windels
Treasurer




























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